FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 15, 2026

Item 1

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Banco Santander, S.A. (the “Issuer”) hereby announces that, in relation to the (i) “Issuance of Banco Santander, S.A Export Finance Covered Bonds Series 2ª – October 2027” (“Emisión de Cédulas de Internacionalización Banco Santander, S.A. Serie 2ª –Octubre 2027”), with ISIN code ES0413900640, for a total amount of one thousand two hundred million euros (EUR 1,200,000,000) (“Series 2”), and (ii) “Issuance of Banco Santander, S.A Export Finance Covered Bonds Series 3ª – October 2027” (“Emisión de Cédulas de Internacionalización Banco Santander, S.A. Serie 3ª –Octubre 2027”), with ISIN code ES0413900657, for a total amount of three thousand eight hundred million dollars (USD 3,800,000,000) (“Series 3”); the Final Conditions of which were registered with the registries of the Spanish National Securities Market Commission, it intends to carry out on 19 October 2026 (next coupon payment date in accordance with the applicable business day convention) the total redemption and cancellation of the abovementioned issues. The redemption and cancellation to be carried out on 17 October 2026 will be implemented through the early cancellation of (i) for Series 2 twelve thousand (12,000) export finance covered bonds with a nominal value of one hundred thousand euros (EUR 100,000) each, and (ii) for Series 3 nineteen thousand (19,000) export finance covered bonds with a nominal value of two hundred thousand dollars (USD 200,000) each.

All the export finance covered bonds to be early redeemed and cancelled are held by the Issuer.

This is hereby reported as other relevant information for the appropriate purposes.

Boadilla del Monte (Madrid), 15 October 2026

IMPORTANT INFORMATION

Not a securities offer

This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 15, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance